May 23, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. O’Leary / Ms. Sawicki

Re:	iSpecimen Inc. Registration Statement on Form S-1 Submitted May 2, 2025 File No. 333-286958

Dear Mr. O’Leary and Ms. Sawicki:

On behalf of iSpecimen Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter dated May 16, 2025 with respect to the Company’s Registration Statement on Form S-1 (the “S-1”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the S-1/A being filed herewith.

Registration Statement on Form S-1 filed May 2, 2025

Prospectus Summary, page 11

1. We note you expect to receive $2,770,000 in net proceeds from this offering and you intend to use approximately $1,000,000 of the net proceeds to fund the initial milestone payment to Sales Stack Solutions Corp. “for the acquisition, integration, and maintenance of the SalesStack technology platform.” We note Section 6 of the term sheet with Sales Stack Solutions Corp., filed as Exhibit 10.46, states: “this Term Sheet is intended as a statement of mutual intentions and does not constitute a binding obligation on either party. Binding obligations will arise only upon the execution and delivery of the definitive agreement.” Please revise the prospectus to discuss the material terms of this term sheet and please disclose clearly if there are any risks stemming from the non-binding nature of this term sheet. If there are risks, please revise to discuss the potential consequences if the definitive agreement is not executed and delivered. Additionally, we note you intend to use approximately $1,000,000 of the net proceeds for “marketing and advertising services” to be provided by IR Agency LLC. Please expand your disclosure here to discuss the material terms of this agreement. Finally, disclose if either party is a related party pursuant to Item 404 of Regulation S-K.

In responses to the Staff’s comment, we wish to advise the Staff that the Company has entered into a binding Definitive Software Purchase and Services Agreement (the “Agreement”) with Sales Stack Solutions Corp. (“Sales Stack”) pursuant to which Sales Stack will integrate and maintain its software technology with the Company’s existing platform. The Agreement is being filed as new Exhibit 10.46 to the S-1/A. The Company intends to use $1,000,000 of the net proceeds of this offering to pay Sales Stack upon its completion of the building and installation of Sales Stack’s technology into the Company’s platform.

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036

T (212) 930-9700 | F (212) 930-9725 | WWW.SRFC.LAW

The Company also presently intends to use up to $1.5 million of net proceeds to pay for marketing and advertising services to be provided by IR Agency LLC (“IR”). The Company has expanded its disclosure on page 12 of the S-1/A to further describe its agreement with IR.

The Company confirms that neither Sales Stack nor IR are related parties pursuant to Item 404 of Regulation S-K.

Use of Proceeds, page 12

2. We note the sensitivity analysis provided in the use of proceeds table. Given this is a firm commitment offering, please explain to us why you included a sensitivity analysis. Please also revise the table to depict the use of proceeds that the Company states the intended uses are for. Specifically, we note your disclosure on page 12 that the intended uses are for “approximately $1,000,000 of the net proceeds for marketing and advertising services to be provided by IR Agency LLC,” “approximately $1,000,000 of the net proceeds to fund the initial milestone payment to Sales Stack Solutions Corp., a British Columbia company, pursuant to a signed term sheet for the acquisition, integration, and maintenance of the SalesStack technology platform,” and the “remaining net proceeds will be used for working capital and general corporate purposes.” Therefore, it is unclear why you list other and more general uses of proceeds in this table.

In response to the Staff’s comment, the Company has revised its disclosure on page 12 of the S-1/A to delete the sensitivity analysis and provide a new Use of Proceeds table reflecting the currently expected offering proceeds of approximately $4 million.

Incorporation of Certain Information by Reference, page 23

3. Please revise to incorporate by reference each of the current reports on Form 8-K required pursuant to Item 12(a)(2) of Form S-1, which requires incorporation by reference of all current reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the registrant’s latest annual report on Form 10-K.

In response to the Staff’s comment, the Company has revised its disclosure on page 23 to specifically identify (i) all Current Reports on Form 8-K filed by the Company since the end of fiscal year 2024, (ii) the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2025, filed on May 19, 2025 and (iii) the Company’s Annual report on Form 10-K for the fiscal year ended December 31, 2024, filed on April 14, 2025 and has incorporated all of such reports by reference.

Signatures, page II-10

4. Instruction 1 to Signatures on Form S-1 requires, in relevant part, that the registration statement is signed by the company’s principal financial officer, controller or principal accounting officer. If the person who performs the functions of your principal financial officer, controller or principal accounting officer currently has a signature line on the registration statement, please revise the corresponding parenthetical descriptor under the Title column to indicate that such person is, or also is, signing in the capacity of your principal financial officer, controller or principal accounting officer. We note that the certification of your “Principal Financial Officer” filed as Exhibit 31.2 to your Form 10-K for the year-ended December 31, 2024, was signed by Yuying Liang, who has not signed this registration statement, as your “Principal Accounting and Financial Officer.”

In response to the Staff’s comment, the Company has included the signature of Ms. Yuying Liang on the S-1/A as the Company’s Principal Accounting and Financial Officer.

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036

T (212) 930-9700 | F (212) 930-9725 | WWW.SRFC.LAW

We trust that the above is responsive to your comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 646-838-4433.

Sincerely,

/s/ Barry P. Biggar
Cc: Robert Lim- iSpecimen Inc.	Barry P. Biggar, Esq.
Sichenzia Ross Ference Carmel LLP

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036

T (212) 930-9700 | F (212) 930-9725 | WWW.SRFC.LAW

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